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April 19, 2016

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Newbelco SA/NV Form F-4 (Confidential Submission No. 1)

Dear Mr. Reynolds:

Thank you for your letter of April 1, 2016, setting forth the Staff’s comments on the draft Registration Statement on Form F-4 (the “Draft Form F-4”) confidentially submitted to the Staff by Newbelco SA/NV (“Newbelco”) on March 7, 2016. On behalf of Newbelco, we have submitted today through the EDGAR system for further confidential review by the Staff a revised version of the Draft Form F-4, reflecting changes made in response to the Staff’s comments as well as additional updating information, including financial statements for Anheuser-Busch InBev SA/NV (“AB InBev”) for the twelve-month period ended December 31, 2015 as well as updated pro forma financial information relating to the Transaction. For the convenience of the Staff, we enclose herewith (i) five copies of the revised version of the Draft Form F-4 and (ii) five copies of the Draft Form F-4 marked to show changes from the version submitted on March 7, 2016.

Mr. John Reynolds	-2-

Newbelco has keyed its responses in this letter to the headings and numbered comments used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type. Terms used but not defined herein have the meanings ascribed to them in the Draft Form F-4.

As a result of the changes to the Draft Form F-4, some page references have changed. The page references in the comments refer to page numbers from the previous version; the page numbers in the responses refer to page numbers in the current clean version.

Newbelco, AB InBev and SABMiller plc (“SABMiller”) remain grateful for the Staff’s willingness to accommodate the time schedule we have previously discussed targeting effectiveness of the definitive registration statement in early June 2016. Following receipt of any further comments the Staff may have, Newbelco intends to submit confidentially a further revised version of the Draft Form F-4 to the Staff to address any outstanding comments.

*        *        *

General

1.	We understand that you will be submitting a no-action and/or exemptive request letter for the Belgian Offer. We anticipate having further comments when we receive that letter.

R: In response to the Staff’s comment, on April 13, 2016, we confidentially submitted to the Staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission a draft no-action letter requesting relief from Section 14(e) of the Securities Exchange Act of 1934, as amended, and Regulation 14E thereunder. We look forward to discussing this draft with the Staff of the Office of Mergers and Acquisitions at their convenience.

The Transaction, page 17

2.

We note the discussion of the transaction beginning on page 17 and the Rule 2.7 Announcement attached as Annex A. Please include an explanation of all material steps of the transaction in this section and throughout your prospectus. For example, it is unclear in the summary section if SABMiller

Mr. John Reynolds	-3-

shareholders will hold SABMiller shares at the time of election and whether shareholders who elect the partial share alternative will retain a portion of their initial shares in Newbelco.

R: In response to the Staff’s comment, Newbelco has revised and expanded the disclosure throughout the Draft Form F-4 about the Transaction to ensure that all material steps of the Transaction are explained. See in particular pages 17 to 22 and pages 80 to 84 of the Draft Form F-4.

3.	We note that the partial share alternative is only available for approximately 41.6% of the outstanding SABMiller shares. In reference to the 41.6%, please quantify the percentage that the irrevocable undertakings from Altria Group and BEVCO account for. Additionally, please clarify if the scale back procedures treat Altria Group and BEVCO similarly to other shareholders. In this regard, please consider adding a risk factor addressing the scale back of the partial share alternative.

R: In response to the Staff’s comment, Newbelco has revised the disclosure concerning the Partial Share Alternative throughout the Draft Form F-4 to clarify the exact mechanics of the Partial Share Alternative. For example, the disclosure on page 19 of the Draft Form F-4 clarifies that Altria and BEVCO have given irrevocable undertakings accounting for 40.45% of the outstanding SABMiller shares, and that the pro rata scale back mechanics apply equally to all SABMiller’s shareholders who elect the Partial Share Alternative. The disclosure on pages 102 to 106 of the Draft Form F-4 explains the potential outcomes if the Partial Share Alternative is partly or fully exercised by other SABMiller shareholders in addition than Altria and BEVCO. Specifically, the disclosure on pages 102 to 106 of the Draft Form F-4 makes clear that former AB InBev shareholders (other than Stichting Anheuser-Busch InBev and the eleven entities that act in concert with it within the meaning of Article 3, 13º of the Belgian Law of 2 May 2007 on disclosure of significant holdings in listed companies and Article 3, §2 of the Belgian Law of 1 April on public takeover bids) would own 39.3% of Newbelco’s outstanding shares if the Partial Share Alternative were exercised by all SABMiller shareholders, as compared to 39.5% of Newbelco’s outstanding shares if only Altria and BEVCO exercise the Partial Share Alternative.

Newbelco advises the Staff supplementally that it has considered adding a risk factor to address the scale back of the Partial Share Alternative and does not believe that, based on the facts and circumstances of the Transaction, a risk factor is helpful disclosure for AB InBev shareholders. As discussed above and in the Draft Form F-4, the Restricted Shares

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will represent substantially the same percentage of Newbelco’s share capital no matter how many SABMiller shareholders, other than Altria and BEVCO, exercise the Partial Share Alternative (approximately 16.5% if only Altria and BEVCO exercise the Partial Share Alternative vs. 16.9% if the Partial Share Alternative is exercised by all SABMiller shareholders). The dilutive effect on ABI shareholders from exercise of the Partial Share Alternative by SABMiller shareholders other than Altria and BEVCO is minimal, with the only significant impact being on the identities of the minority shareholders of the Combined Group.

Background to the Transaction, page 80

4.	We note throughout this section you reference numerous meetings where you discussed the transaction. Please provide a summary of the material discussions that took place during these meetings. For example, on page 81 you reference numerous discussions from September 21, 2015 to September 30, 2015. In addition, we note the disclosure that AB InBev began its most recent consideration of acquiring SABMiller on September 8, 2015. Then you state the first contact between the two parties occurred on September 14, 2015. However, you then go on to state that in the weeks prior to the announcement on September 16, 2015 about the merger negotiations between representatives of AB InBev’s controlling shareholder and representatives of SABMiller’s main shareholders about a potential merger. Please discuss in greater detail the timing of these and any other communications between the parties.

R: In response to the Staff’s comment, Newbelco has revised the material contacts disclosure on pages 84 to 89 of the Draft Form F-4 to include additional details on the material discussions, meetings and communications that led to the announcement of the Transaction.

Interests of SABMiller Directors and Management in the Transaction, page 90

5.	Please quantify, to the extent known, the interests of SABMiller officers and directors due to the vesting of the shares discussed in this section.

R: In response to the Staff’s comment, Newbelco has expanded the disclosure on page 97 of the Draft Form F-4 to quantify the interests of SABMiller officers and directors. The number of unvested awards, options and stock appreciation rights that will vest upon the sanction of the UK Scheme by the UK court varies with time, because such awards,

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option and rights are granted, vest and are exercised on an ongoing basis. In addition, the number provided does not include value share awards under the SABMiller Share Award Plan on the basis that the number of SABMiller ordinary shares released under such awards will be determined by reference to SABMiller’s total shareholder return compared against a comparator group calculated at the end of three, four and five-year performance periods. The Draft Form F-4 includes a quantification of such amount as of 31 March 2016 and future filings will continue to update this figure to a recent date before each filing.

Principal Shareholders of Newbelco Following the Transaction, page 95

6.	Please provide additional disclosure regarding the impact on the share ownership of Altria and BEVCO in the event that other shareholders elect the partial share alternative.

R: In response to the Staff’s comment, Newbelco has revised the disclosure on pages 102 to 106 of the Draft Form F-4 to explain the potential outcomes if the Partial Share Alternative is exercised by Altria and BEVCO only, or if it is exercised by all SABMiller shareholders. Specifically, for illustrative purposes, Newbelco has added a table showing the share ownership of Newbelco if, as an extreme, all SABMiller shareholders elect for the Partial Share Alternative. In that instance, Altria and BEVCO would own 4.4% and 2.3% of Newbelco’s outstanding share capital, respectively, as compared to 10.8% and 5.7% if the Partial Share Alternative is exercised only by Altria and BEVCO.

Newbelco Board of Directors and Management upon Completion of the Transaction, page 97

7.	We note the disclosure in this section. Please advise us when you plan on making the determinations of the officers and directors and provide the disclosure required by Item 18(a)(7) of Form F-4 once known.

R: Newbelco advises the staff supplementally as follows in respect of the directors and officers of Newbelco post-completion of the Transaction:

Directors: As disclosed on pages 106 to 107 of the Draft Form F-4, the current directors of Newbelco are three employees of Intertrust (Belgium) NV/SA, a corporate service company. It is currently expected these three persons will remain directors of Newbelco until completion of the Belgian Offer, at which time they will resign.

Mr. John Reynolds	-6-

After completion of the Belgian Offer, it is currently expected that fifteen new directors will be appointed to the Newbelco board. These new directors are currently expected to comprise:

•	three independent directors proposed by the Newbelco board of directors;

•	nine directors proposed by Stichting Anheuser-Busch InBev; and

•	three directors proposed by the holders of the Restricted Shares.

It is currently expected that the three independent directors to be proposed will be chosen from among the four existing independent directors of AB InBev, and that the nine directors to be proposed by Stichting Anheuser-Busch will be chosen from among the ten existing non-independent directors of AB InBev. The identity of these individuals is expected to be determined prior to the time the registration statement is filed publicly and Newbelco requests acceleration of effectiveness. As such, for 12 of the 15 directors that are expected to comprise the board of Newbelco after completion of the Transaction, the registration statement will include their names and the information required by Item 19(a)(7) of Form F-4. Prior to effectiveness, a written consent of each such person will be filed with the registration statement pursuant to Rule 438 under the Securities Act.

As discussed on page A-41 of the Draft Form F-4 under the caption “Nomination of candidates for Restricted Share Directors”, it is currently expected that the identity of the Newbelco directors to be proposed by the holders of the Restricted Shares will only be determined once the identity of the holders of the Restricted Shares is known and those shareholders have completed the process of choosing the three candidates to be proposed by them.

As described on page A-41 of the Draft Form F-4 under the caption “Voting on Restricted Share Director Candidates”, each holder of Restricted Shares will be permitted to nominate up to three candidates, and the three candidates with the highest number of votes of the holders of the Restricted Shares will be proposed by the holders of the Restricted Shares to be appointed as directors of Newbelco.

Until the existing SABMiller shareholders have had the option to make an election between the Partial Share Alternative and the Cash Consideration, and the outcome of such elections is available, the number of Restricted Shares held by each existing SABMiller shareholder cannot be known. Existing SABMiller shareholders will have the ability to make elections between the Partial Share Alternative and the Cash Consideration until shortly before the Belgian Offer completes.

Mr. John Reynolds	-7-

Consequently, the registration statement is not currently expected to include any details in respect of the three directors to be proposed by the holders of the Restricted Shares at the time it becomes effective.

Officers: It is currently expected that, post-completion of the Transaction, the senior management of Newbelco will comprise an Executive Board of Management organized in a similar manner to AB InBev’s Executive Board of Management, with the Chief Executive Officer leading a team of global functional heads and geographic zone presidents. The timing of the determination of the members of such Executive Board of Management is currently uncertain. Newbelco acknowledges the requirement that the publicly filed registration statement include the information required by Item 19(a)(7) of Form F-4 in respect of the members of such Executive Board of Management that are known at the time it becomes effective

Certain Tax Consequences of the Transaction, page 104

8.	Please remove “certain” from the heading, as this section should discuss all material tax consequences. For guidance, see Section III.C.1 of Staff Legal Bulletin 19 (October 14, 2011), available at sec.gov.

R: In response to the Staff’s comment, Newbelco has revised the tax disclosure included on pages 32 and 114 of the Draft Form F-4 to clarify that the disclosure discusses all material tax consequences.

9.	When you file the tax opinion, please also provide us with the AB InBev representation letter.

R: Newbelco advises the Staff supplementally that Newbelco will furnish Newbelco’s representation letter supporting the U.S. tax opinion on a confidential basis prior to publicly filing the registration statement.

Mr. John Reynolds	-8-

10.	We note the statement that “subject to certain exceptions” the exchange being registered will be treated as tax free. Please provide a more detailed discussion regarding these exceptions, the degree of uncertainty and risk factor disclosure as appropriate. For guidance, see Section III.C.4 of Staff Legal Bulletin 19.

R: In response to the Staff’s comment, the tax disclosure on pages 115 to 116 and 118 to 119 of the Draft Form F-4 has been revised to remove the “subject to certain exceptions” qualification and to clarify that AB InBev and Newbelco expect that they will not be treated as “passive foreign investment companies”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of SABMiller, page 122

11.	Please discuss current distribution arrangements which include the use of own distribution and third-party distribution networks and how these effect your results of operations.

R: In response to the Staff’s comment, Newbelco has expanded the disclosure on page 136 of the Draft Form F-4 to discuss the current distribution arrangements of SABMiller as a key factor affecting SABMiller’s results of operations.

Results of Operations

Net operating expenses, page 132

12.	It appears that there are several components included in net operating expense. Please revise your disclosure to discuss the significant fluctuation of the components, and quantify the impact, between periods. To the extent practicable, also quantify the translational effect of currency in net operating expenses.

R: In response to the Staff’s comment, Newbelco has expanded the disclosure on the underlying components of net operating expense on pages 149 and 153 of the Draft Form F-4 for the years ended 31 March 2015 and 31 March 2014. Please note that as the interim financial information for 30 September 2015 is not expected to be included in the registration statement at the time it becomes effective, expanded disclosure for the six months ended 30 September 2015 has not been included, but Newbelco confirms that corresponding disclosure will be included in respect of later reporting periods when included in future drafts.

EBITA, page 133

13.

We note you describe EBITA as a non-GAAP financial measure which comprises operating profit before exceptional items and amortization of intangible assets (excluding computer software) and includes the SABMiller

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Group’s share of associates’ and joint ventures’ operating profit. This measure appears to be calculated differently than EBIT and EBITA as defined in Exchange Act Release 47226. Please revise your disclosure to distinguish the title of this non-GAAP measure from “EBIT” or “EBITA” such as “Adjusted EBITA”. Please refer to Question 103.1 in the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

R: In response to the Staff’s comment, the disclosure on page 3 has been amended to clarify that EBITA is an adjusted metric. The Company has also revised the disclosure in the Draft Form F-4 to change “EBITA” to “EBITA, as defined” throughout. The defined term EBITA is consistent with that used by SABMiller in its ongoing financial reporting.

Liquidity and capital resources, page 160

14.	We note the table presented on page 165 for the contractual maturities of the SABMiller Group’s interest-bearing liabilities has two columns for 3 – 4 years. Please clarify or revise accordingly.

R: In response to the Staff’s comment, Newbelco has revised the headings in the table for the contractual maturities of the SABMiller Group’s interest bearing liabilities on page 178 of the Draft Form F-4 to refer to “3 – 4 years” and “4 – 5 years”.

Contractual Obligations and Contingencies, page 170

15.	It appears from your disclosure on page 171 that you have purchase commitments for raw materials and packaging materials. To the extent those purchase commitments met the criteria set forth at Item 5.F.2 of Form 20-F, please revise your contractual obligations tabular disclosure to include those purchase commitments.

R: In response to the Staff’s comment, Newbelco has disclosed in the narrative discussion below the table of contractual obligations on pages 183 and 184 of the Draft Form F-4 that SABMiller’s purchase commitments for raw materials and packaging materials have been excluded from the table. These purchase commitments are instead narratively described on pages 184 to 185 of the Draft Form F-4. Representatives of SABMiller have advised Newbelco that SABMiller has not previously reported (and is not required to report) such purchase commitments based on the periods in which they are due and that SABMiller cannot readily make such determinations prior to the time the registration statement is filed publicly and Newbelco requests acceleration of effectiveness.

Mr. John Reynolds	-10-

However, in filings by Newbelco under the Exchange Act following the consummation of the Transaction and the integration of the financial reporting system of SABMiller into that of AB InBev (which is the accounting acquirer in respect of the Transaction), Newbelco expects that it will include such purchase agreements on an ongoing basis in its contractual obligations tabular disclosure.

Annex A, page A-1

16.	We note your statement that the excerpts from the Rule 2.7 Announcement “are not intended to provide you with any other factual information about AB InBev, SABMiller, or Newbelco.” Please revise to remove any potential implication that the referenced excerpts do not constitute public disclosure under the federal securities laws.

R: In response to the Staff’s comment, Newbelco has revised the disclosure on page A-1 of Annex A of the Draft Form F-4 to eliminate any inference that the referenced excerpts do not constitute public disclosure for purposes of federal securities laws.

AB InBev’s Current Report on Form 6-K Filed on December 21, 2015 Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Information

(a)	Preliminary purchase consideration and allocation, page PF-13

17.	Please revise your footnote (viii) on page PF-16 to describe how you estimated the fair value of the non-controlling interest of SABMiller.

R: In response to the Staff’s comment, Newbelco has revised the disclosure on page 206 of the Draft Form F-4 to describe how the fair value of the non-controlling interest of SABMiller is estimated.

*        *        *

In connection with Newbelco’s responses to the Staff’s questions, Newbelco has advised us that it acknowledges the following: Newbelco is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with

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respect to the filing; and Newbelco may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at + 44 20 7959 8570 with any questions or comments concerning this response. Please acknowledge your receipt of this letter by stamping the additional copy of this letter furnished for that purpose and returning it to the person delivering this letter, who has been instructed to wait. Thank you.

Very truly yours,

/s/ George H. White
George H. White

cc: Steve	Lo

Angela Lumley

Jonathan Burr

Pamela Howell

Paul Dudek

Christina Chalk

(Securities and Exchange Commission)

Carlos Brito

Sabine Chalmers

Ann Randon

Lucas Lira

Augusto Lima

(Anheuser-Busch InBev SA/NV)

Tim Boucher

Emma Holmes

John Davidson

Stephen Jones

(SABMiller plc)

John Horsfield-Bradbury

Joshua Bradley

Mr. John Reynolds	-12-

Jennifer Rainey Singh

(Sullivan & Cromwell LLP)

Cecil Quillen

Megan Schellinger

(Linklaters LLP)